UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2026	Commission File Number 001-33159

AERCAP HOLDINGS N.V.
(Translation of Registrant’s Name into English)

AerCap House, 65 St. Stephen’s Green, Dublin D02 YX20, Ireland, +353 1 819 2010
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Other Events

This report on Form 6-K/A (this “Amendment”)  furnished by AerCap Holdings N.V. (the “Company”) amends the Company’s report on Form 6-K furnished with the U.S. Securities and Exchange Commission on March 4, 2026 (the “Report”), solely to furnish again Exhibit 99.1, 99.2 and 99.3 to reflect formatting changes. The documents attached as Exhibits 99.1 through 99.3 hereto, relating to the Annual General Meeting of the Company’s shareholders to be held on April 15, 2026, were made available on the Company’s website on March 4, 2026.

Other than as expressly set forth above, this Amendment does not, and does not purport to, amend, revise, update or restate the information presented in the Report or reflect any events that have occurred after the Report was originally furnished.

Exhibits

99.1	Notice and Agenda for Annual General Meeting.

99.2	Explanation to the Agenda for the Annual General Meeting.

99.3	Report of the Nomination & Compensation Committee for 2025.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AERCAP HOLDINGS N.V.

By:	/s/ Aengus Kelly
	Name:	Aengus Kelly
	Title:	Authorized Signatory

        Date: March 5, 2026

EXHIBIT INDEX

99.1	Notice and Agenda for Annual General Meeting.

99.2	Explanation to the Agenda for the Annual General Meeting.

99.3	Report of the Nomination & Compensation Committee for 2025.